SECUR IISSION

Section

FEB 29 2008

Washington, DC
103

08027996

Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SYNERGY CAPITAL I, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY, SUITE 1110
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. BERMAN — (212) 385-0537
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/20/08

OATH OR AFFIRMATION

I, STEPHEN J. BERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYNERGY CAPITAL I, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

VANESSA PARADIS
Notary Public, State of New York
No. 01PA6177482
Qualified in New York County
Term Expires November 13, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYNERGY CAPITAL I, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

FULVIO & ASSOCIATES, L.L.P.
*Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Synergy Capital I, LLC:

We have audited the accompanying statement of financial condition of Synergy Capital I, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Synergy Capital I, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 7, 2008

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 26,975
TOTAL ASSETS	$ 26,975

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 4,500
TOTAL LIABILITIES	4,500
Member's capital	22,475
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 26,975

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Synergy Capital I, LLC (the "Company") was originally organized as a Subchapter S corporation in January 1996 in the State of New York. In January 2002, the company completed a stock purchase agreement ("Purchase Agreement") pursuant to which it converted to a Delaware limited liability company. At that time, CSG III, LLC ("CSG III") purchased all of the outstanding membership interests of the company, formerly known as Synergy Capital Inc., upon the terms and conditions set forth in the Purchase Agreement. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2007, the Company had net capital of $22,475 and $17,475 of excess net capital.

NOTES TO FINANCIAL STATEMENT

NOTE 4. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2007, the Company shared office space with its sole member, CSG III. CSG III allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts are recorded as capital contributions of CSG III. CSG III has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

END